September 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1004

Re:	Chanson International Holding

Registration Statement on Form F-1, as amended

File No. 333-281732

Ladies and Gentlemen:

As the placement agent of the proposed offering of Chanson International Holding (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 5:00 p.m., Eastern Time, on Thursday, September 12, 2024, or as soon thereafter as is practicable.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Joseph Stone Capital, LLC

By:	/s/ Damian Maggio
	Name:	Damian Maggio
	Title:	Chief Executive Officer